UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: September 3, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM ANNOUNCES COMMERCIAL LAUNCH OF 3G NETWORK

Moscow and New York (September 3, 2008)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced today the commercial launch of a 3G network in certain Russian regions

3G networks have been launched in four cities: Saint Petersburg, Nizhny Novgorod, Samara and Chelyabinsk. The networks currently cover the central and some of the most densely populated districts in these cities, and VimpelCom expects that during 2008 coverage will be extended to bedroom communities.

“While building the 3G network we are focusing on providing good indoor coverage for broadband Internet access. This is especially important in those Russian regions where broadband penetration is low and existing Internet technologies provide only low-speed connection,” said the Director for the Development of New Businesses Diana Samoshkina. “Our 3G product is targeting not so much mobile subscribers as residential Internet users who will be able to access the web via our GSM/UMTS USB modems which work both in 3G and 2G networks.”

VimpelCom has introduced seven tariff plans which make broadband Internet access available to a wide range of users. 3G Internet will open new opportunities for high-speed data transfer and other 3G services for all VimpelCom customers.

VimpelCom plans to launch 3G networks in around 40 cities by the end of 2008.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s plans to launch 3G networks and are based on Management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These statements involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things, unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties and general economic developments in Russia, the CIS and VimpelCom’s other areas of operation. As a result of such risks and uncertainties, there can be no assurance that VimpelCom will be able to meet its plans to launch 3G networks as set forth herein. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko

VimpelCom

Tel: 7 (495) 910-5977

Investor_Relations@vimpelcom.com